Exhibit 99.1

Scotiabank Completes Acquisition of MD Financial Management and Begins 10-Year Collaboration with the Canadian Medical Association

TORONTO, Oct. 3, 2018 /CNW/ - Scotiabank announced today that it has completed the acquisition of MD Financial Management (MD), Canada's leading provider of financial services to physicians and their families.

The addition of MD brings more than $49 billion in assets under management and administration to Scotiabank's Wealth Management business, substantially enhancing its scale and ability to provide comprehensive wealth services to physicians across Canada.

In tandem with the closing of the acquisition, Scotiabank and the Canadian Medical Association (CMA) have entered into a 10-year collaboration supporting philanthropic initiatives and programs for physicians and the communities they serve. The CMA will also exclusively promote MD and Scotiabank as the preferred providers of financial products and services to physicians and their families in Canada.

"We are very proud to be acquiring such a high-quality wealth management firm that has been dedicated to serving Canada's physician community for decades" said Brian Porter, President and CEO at Scotiabank. "The acquisition of MD adds significant scale to our wealth management business, as well as access to, and expertise in serving, one of Canada's more affluent client segments. We look forward to strengthening our relationship with Canada's physicians and their families by delivering wealth management and banking solutions that are truly customized to their unique financial needs. We also look forward to demonstrating our commitment to serving this community, with our previously announced $115 million investment in support of the advancement of the medical profession and health care in Canada."

"MD has a proud history —close to 50 years—serving Canada's physicians and their families, ensuring their financial well-being and peace of mind," said Brian Peters, MD's President and Chief Executive Officer. "We, with Scotiabank, will build on MD's legacy of trust and expertise. We will innovate and expand our offering to include Scotiabank's customized banking solutions, and to fulfill the financial health needs of our physician clients at all stages of their careers. MD's unique DNA will not change: we continue to offer the same objective advice, same advisor compensation structure and same fees. Our deep commitment to our clients—and our employees—will not waver. We will always be invested in physicians, helping them live better lives today, and tomorrow."

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 96,000 employees and assets of $947 billion (as at July 31, 2018), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

About MD Financial Management
MD Financial Management has one main goal: to help Canada's physicians achieve financial well-being.

MD has more than $49 billion in assets under administration and management and is dedicated to serving Canada's physicians and their families. MD provides financial products and services, the MD Family of Funds and investment counselling services through the MD Group of Companies.

About the Canadian Medical Association
The Canadian Medical Association unites 85,000 physicians and physicians-in-training on national health and medical matters. Formed in Quebec City in 1867, the CMA's rich history of advocacy led to some of Canada's most important health policy changes. As we look to the future, the CMA will focus on advocating for a healthy population and a vibrant profession.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/October2018/03/c7330.html

%CIK: 0000009631

For further information: For investor enquiries only: Steven Hung, Vice President, Investor Relations, 416-933-8774, Steven.hung@scotiabank.com; For media enquiries only: Alex Mathias, Global Communications, 416-448-7044, Alexandra.mathias@scotiabank.com

CO: Scotiabank

CNW 14:02e 03-OCT-18